THE SILVERFERN GROUP, INC.

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2018_____ AND ENDING _____12/31/2018_____
　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Silverfern Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 47th Floor
(No. and Street)

New York　　　　　　　　　　**NY**　　　　　　　　　　**10022**
(City)　　　　　　　　　　　　　　(State)　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem　　　　　　　　　　　　　　　　　**212-897-1686**
　　　　　　　　　　　　　　　　　　　　　　　(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- if individual, state last, first, middle name)

529 Fifth Avenue　　　　　　　　**New York**　　　　**NY**　　　　**10017**
(Address)　　　　　　　　　　　　　(City)　　　　　　(State)　　　(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)　　　*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Stockholder's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ]   Rule 15c3-3 Exemption Report



AFFIRMATION

I, Clive R. Holmes, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Silverfern Group, Inc. for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me

LINDSEY O BREEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR6229395
Qualified in New York County
My Commission Expires 10-12-2022

THE SILVERFERN GROUP, INC.

INDEX



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
The Silverfern Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Silverfern Group, Inc.'s management. Our responsibility is to express an opinion on The Silverfern Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The Silverfern Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as The Silverfern Group, Inc.'s auditor since 2017.
New York, New York
February 28, 2019

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	127,649
Accounts receivable		189,732
Due from affiliate		333,108
TOTAL ASSETS	$	650,489

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	57,142
TOTAL LIABILITIES		57,142

STOCKHOLDER'S EQUITY

Common stock, no par value, 20,000 shares authorized:

1,600 shares issued and outstanding	696,000
Accumulated deficit	(102,653)
TOTAL STOCKHOLDER'S EQUITY	593,347

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	650,489

The accompanying notes are an integral part of this financial statement.

THE SILVERFERN GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1 - Organization

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merchant banking and related financial advisory services to institutional clients and certain other investors. The Company does not hold customers' cash or securities. It operates from an office in the New York City metropolitan area.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Codification ("ASC"), Topic 606, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Advisory

The Company provides advisory services in connection with sales of investment partnership interests. Revenue for advisory arrangements is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

All of the Company's 2018 advisory revenues are from commissions on two contracts.

The Company had an outstanding receivable balance of $10,000 from contracts at January 1, 2018 and had an outstanding receivable balance of $189,732 at December 31, 2018.

THE SILVERFERN GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of certain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 3 - <u>Income Taxes</u>

No current or deferred income tax expense was recognized in 2018.

At December 31, 2018, the Company has recorded a deferred tax asset of approximately $29,179. A full valuation allowance has been recognized against these deferred tax assets as the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, estimation of which is not reasonably possible.

THE SILVERFERN GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 4 -Concentrations

The Company maintains all of its cash balances in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

A significant portion of the Company's assets are reflected in a receivable from its affiliate.

Note 5 -Regulatory Requirements

The Company is subject to the SEC Uniform Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined. The rule also requires that equity capital may not be withdrawn if certain net capital requirements are not met. At December 31, 2018, the Company had net capital of approximately $56,000, which exceeded its requirement by approximately $51,000.

The Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

Note 6 -Related Party Transactions

The Company has entered into a management service agreement with The Silverfern Group MGMT, LLC, a New York limited liability company ("SGM"). The agreement calls for SGM to provide the Company with employees, and property and equipment to fulfill its day-to-day operations. In addition, the Company has also entered into agreements with certain affiliates to provide consulting and management services on specific engagements of the Company. An analysis of these amounts is as follows:

Rent expense	$	45,348
Payroll expense		124,044
Other office expenses		52,608
Total	$	222,000

Due from affiliate represents amounts advanced for future expenses.

Note 7 -Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events and has noted no additional events that require disclosure or adjustment to the financial statements.